FRANK J. HARITON • ATTORNEY - AT - LAW

1065 Dobbs Ferry Road • White Plains • New York 10607 • (Tel) (914) 674-4373 • (Fax) (914) 693-2963 • (e-mail) hariton@sprynet.com

December 15, 2022

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Livento Group, Inc. (the “Company”)
Amendment Number 4 to Registration Statement on Form 10-12G
File No. 000-56457

Ladies and Gentlemen:

Today we are filed Amendment Number Four to the Form 10-12G as is indicated above. The amendment represents an updating to the materials previously filed and a response to the comments contained in the Staff’s November 15, 2022 letter to the Company (the “Comment Letter”). In response to the staff’s comment we have included audited information related to Livento Group, LLC.

Should you have any questions regarding the foregoing, please feel free to contact me at (914) 649-7669.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton